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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGAS Securities, Inc.

OFFICIAL USE ONLY
131510
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Prosperous Place
(No. and Street)

Lexington (City) KY (State) 40509 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(Name – *if individual, state last, first, middle name*)

220 Market Avenue, South - Suite 700 (Address) Canton (City) OH (State) 44702-2100 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C.
179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGAS Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Michael O Brown
Signature

FINANCIAL PRINCIPAL
Title

Aaron Rompio
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



soundideas. solidanswers.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

220 MARKET AVENUE, SOUTH, SUITE 700
CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NGAS Securities, Inc.
Lexington, KY

We have audited the accompanying statement of financial condition of NGAS Securities Inc. (the "Company") as of December 31, 2004, and the related statement of operations, changes in shareholder's equity and cash flows for the period from inception (March 8, 2004) to December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NGAS Securities Inc. at December 31, 2004, and the results of their operations and their cash flows for the period from inception (March 8, 2004) to December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
January 28, 2005

STATEMENT OF FINANCIAL CONDITION

NGAS SECURITIES, INC.

December 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	20,644
Accounts receivable-intercompany		24,317
TOTAL CURRENT ASSETS		44,961
FIXED ASSETS		
Furniture and fixtures, net of accumulated depreciation of $3,410		35,534
TOTAL ASSETS	$	80,495

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	22,509
TOTAL LIABILITIES		22,509
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, no par value:		
1,000 shares authorized, 120 shares issued and outstanding		120,000
Retained (deficit)		(62,014)
TOTAL SHAREHOLDER'S EQUITY		57,986
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	80,495

See independent auditor's report and notes to financial statements.

STATEMENT OF OPERATIONS

NGAS SECURITIES, INC.

From inception (March 8, 2004) to December 31, 2004

REVENUES		
Commissions and fees	$	171,611
Miscellaneous income		50
		171,661
EXPENSES		
Commissions and fees		97,663
Employee compensation and benefits		71,274
Office and printing		25,552
Occupancy		19,456
Legal and accounting		11,417
Depreciation		3,410
Miscellaneous		3,180
Business travel		1,723
		233,675
NET (LOSS)	$	(62,014)

See independent auditor's report and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

NGAS SECURITIES, INC.

From inception (March 8, 2004) to December 31, 2004

	COMMON STOCK	RETAINED (DEFICIT)	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2004	$ -	$ -	$ -
Cash contributed	120,000		120,000
Net (loss)	-	(62,014)	(62,014)
Dividends paid		-	-
Balance at December 31, 2004	$ 120,000	$ (62,014)	$ 57,986

See independent auditor's report and notes to financial statements.

STATEMENT OF CASH FLOWS

NGAS SECURITIES, INC.

For the period from inception (March 8, 2004) to December 31, 2004

Cash flows from operating activities:		
Net (loss)	$	(62,014)
Adjustment to reconcile net (loss) to net cash:		
Depreciation		3,410
Changes in assets and liabilities:		
(Increase) in accounts receivable		(24,317)
Increase in accounts payable		22,509
Net cash (used in) operating activities		(60,412)
Cash flows from investing activities:		
Fixed asset additions		(38,944)
Cash flows from financing activities:		
Capital contributed		120,000
Net cash provided by financing activities		120,000
Net increase in cash		20,644
Cash at beginning of year		-
Cash at end of year	$	20,644

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NGAS SECURITIES, INC.

December 31, 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

NGAS Securities, Inc. ("the Company") is a registered broker-dealer in Lexington, KY and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Daugherty Petroleum, Inc. The Company receives income related to oil and gas ventures and programs.

Income Taxes

The Company records its share of the consolidated Federal tax expense on a separate return basis, utilizing the current enacted tax rate of NGAS Securities (15%). Due to the loss, no benefit or expense has been recorded.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Fixtures

Assets are carried at cost. Major additions and improvements are capitalized, while maintenance and repairs, including the replacement of minor items, are expensed as incurred. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts. Depreciation is provided over the estimated useful lives of the related assets over the straight-line method from 5-7 years. Depreciation expense for the year ended December 31, 2004 amounted to $3,410.

Revenue Recognition

Commissions and related fee income are recorded on a trade-date basis as securities transactions occur.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE B – TRANSACTIONS WITH RELATED PARTY

During 2004, the Company collected fees of $171,611 from Daugherty Petroleum, Inc. and paid related expenses totaling $233,675. Amounts receivable from Daugherty Petroleum, Inc. as of December 31, 2004 are $24,317.

NOTE C – MAJOR CUSTOMERS

The Company had commission income from one customer, its Parent that comprised all of its total revenues for the year ended December 31, 2004.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of $5,000 minimum net capital as a broker who does not carry customers' accounts. The SEC requires that the ratio of the aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital, as defined, of $22,452 which was $17,452 in excess of its required net capital of $5,000, and aggregate indebtedness of $22,509. The net capital ratio to aggregate indebtedness, as defined was 1 to 1.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

NGAS SECURITIES, INC.

December 31, 2004

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	57,986
Deduct nonallowable assets:		
Furniture and fixtures - net of accumulated depreciation		(35,534)
NET CAPITAL	$	22,452
TOTAL AGGREGATE INDEBTEDNESS	$	22,509
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital at 1,500%	$	17,452
Excess net capital at 1,000%	$	20,201
Ratio: Aggregate indebtedness to net capital		1 to 1
RECONCILIATION OF FINANCIAL STATEMENTS TO FOCUS REPORT		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	27,042
Audit adjustment to record commissions payable at December 31, 2004		(4,590)
Net capital per above	$	22,452

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

NGAS SECURITIES, INC.

December 31, 2004

The Company operates under SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3

NGAS SECURITIES, INC.

December 31, 2004

The Company operates under SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.



sound ideas. solid answers.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

220 MARKET AVENUE, SOUTH, SUITE 700
CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
NGAS Securities, Inc.
120 Prosperous Place – Suite 201
Lexington, Kentucky 40509-1866

In planning and performing our audit of the financial statements of NGAS Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



HALL, KISTLER & COMPANY LLP

Canton, Ohio
January 28, 2005